333-13904

P.E. 8-1-02

1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company's railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company's services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government"); (viii) the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company's control. With respect to the Company's property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company's ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company's control.

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: August 2, 2002

By:____________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

Exhibit 1.1

MTR CORPORATION LIMITED

(地鐵有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF UNAUDITED RESULTS FOR SIX MONTHS ENDED 30 JUNE 2002

The Directors of MTR Corporation Limited ("the Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries ("the Group") for the half-year ended 30 June 2002 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Half-year ended 30 June	2002 (Unaudited)	2001 (Unaudited) (Note 2)
Fare revenue		
- MTR Lines	2,477	2,516
- Airport Express Line	275	279
Station commercial and other revenue	473	476
Rental and management income	491	435
Turnover	3,716	3,706
Staff costs and related expenses	(783)	(822)
Energy and utilities	(230)	(245)
Operational rent and rates	(41)	(38)
Stores and spares consumed	(51)	(48)
Repairs and maintenance	(185)	(198)
Railway support services	(46)	(54)
Expenses relating to station commercial and other businesses	(85)	(71)
Property ownership and management expenses	(75)	(66)
General and administration expenses	(73)	(87)
Other expenses	(93)	(56)
Operating expenses before depreciation	(1,662)	(1,685)
Operating profit from railway and related operations before depreciation	2,054	2,021
Profit on property developments	1,314	827
Operating profit before depreciation	3,368	2,848
Depreciation	(1,143)	(1,064)
Operating profit before interest and finance charges	2,225	1,784
Interest and finance charges:		
Interest expense	(389)	(469)
Interest income	9	18
	(380)	(451)
Share of profit of non-controlled subsidiary	20	17
Profit for the period attributable to shareholders	1,865	1,350
Dividend		
Interim dividend declared after the balance sheet date	717	703
Earnings per share:		

- Basic	**HK$0.37**	HK$0.27
- Diluted	**HK$0.37**	HK$0.27

Notes: -

1. INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2002 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. ADOPTION OF A NEW STATEMENT OF STANDARD ACCOUNTING PRACTICE ("SSAP")

The Group has adopted the new SSAP 34 on "Employee Benefits" issued by the Hong Kong Society of Accountants, which became effective for accounting period beginning on or after 1 January 2002. As a result of the adoption of SSAP 34, it was necessary to change the Group's accounting policies in respect of employees' vested annual leave and leave passage entitlements, as well as the pension expenses of defined benefit plans. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as at 1 January 2001 and 1 January 2002 restated by reductions of HK$148 million and HK$199 million respectively. The comparative figure in respect of staff costs and related expenses for the prior period has been restated by an increase of HK$1 million accordingly.

3. RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2002 and the year ended 31 December 2001 were as follows:

	HK$ Million
Balance as at 1 January 2002, as previously reported	14,608
Prior period adjustments	(199)
Balance as at 1 January 2002, as restated	14,409
Dividend paid	(1,415)
Profit for the period	1,865
Balance as at 30 June 2002	14,859

	HK$ Million
Balance as at 1 January 2001, as previously reported	11,527
Prior period adjustments	(148)
Balance as at 1 January 2001, as restated	11,379

Dividends paid	(1,203)
Profit for the year	4,278
Balance as at 31 December 2001	14,454

4. TAXATION

No provision for Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have tax losses for the period ended 30 June 2002.

5. DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend election will be offered to shareholders with Hong Kong addresses. The Company's majority shareholder, the Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash will not exceed 50% of the total dividend payable. To supplement the Company's financial return on the Penny's Bay Rail Link project, the Financial Secretary Incorporated has also agreed to waive its cash dividend entitlements totalling HK$798 million at net present value over the next few years starting from this interim dividend.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year period ended 30 June 2002 attributable to shareholders of HK$1,865 million (2001: HK$1,350 million, as restated) and the weighted average number of ordinary shares of 5,062,329,930 (2001: 5,000,527,531).

The calculation of diluted earnings per share is based on the profit for the half-year period ended 30 June 2002 attributable to shareholders of HK$1,865 million (2001: HK$1,350 million, as restated) and the weighted average number of ordinary shares of 5,072,272,412 (2001: 5,018,501,461) after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7. SEGMENTAL INFORMATION

	Revenue Half-year ended 30 June		Contribution to profit from operations Half-year ended 30 June	
HK$ Million	**2002**	2001	**2002**	2001
Railway operations	**2,752**	2,795	359	405
Station commercial and other businesses	**473**	476	344	358
Property ownership and management	**491**	435	**415**	368
Property developments	**-**	-	**1,314**	827

	3,716	3,706	**2,432**	1,958
Corporate expenses net of other income			**(567)**	(608)
			1,865	1,350

No geographical analysis is shown as all the principal activities of the Group are carried out in Hong Kong.

8. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2002, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's securities.

9. CHARGE ON GROUP ASSETS

None of the Group's assets are charged or subject to any encumbrance.

10. CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong, except that non-Executive Directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

11. PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange will be published on the Exchange's website in accordance with the Listing Rules.

KEY STATISTICS

	Half-year ended 30 June	
	2002	2001
Total passenger boardings		
- MTR Lines (in million)	**371.4**	369.5
- Airport Express Line (in thousands)	**4,114**	4,655
Average number of passengers (in thousands)		
- MTR Lines (weekday)	**2,202**	2,200
- Airport Express Line (daily)	**23**	26
Operating profit from railway and related operations before depreciation as a percentage of turnover	**55.3%**	54.5%

MANAGEMENT REVIEW AND OUTLOOK

There were a number of noteworthy events for the MTR Corporation in the period under review. In particular, the Company is in the final stage of completing the Tseung Kwan O Extension, was awarded the Penny's Bay Rail Link, the first rail project awarded to us after our listing, as well as the Tung Chung Cable Car. However, we were disappointed not to be awarded the Shatin to Central Link project despite our highly competitive bid.

In our operations, the Company continued to experience a difficult operating environment in the first half of 2002, as a weak economy in Hong Kong and severe competition, particularly from other modes of transport, weighed on all our principal businesses. However, despite these difficulties, the Company increased revenues by 0.3% to HK$3,716 million, for the period to 30 June 2002, compared to HK$3,706 million in the corresponding period of the prior year. Further progress in construction and sales of property developments along the Airport Railway led to a significant increase in property development profits when compared with the same period last year. This substantial increase in property development profits together with continued control on operating costs and lower interest rates enabled the Company to achieve net profits of HK$1,865 million for the first six months of 2002, a 38.1% increase compared with profits of HK$1,350 million earned in the same period last year. Earnings per share were HK$0.37 for the first six months of 2002, an increase of 37.0% compared to earnings per share of HK$0.27 achieved in the same period last year.

Railway Operations

The MTR Lines recorded total patronage of 371.4 million for the first half of 2002, an increase of 0.5% from the same period last year while average weekday patronage remained stable at 2.2 million. The Company's overall share of total franchised public transport in Hong Kong declined slightly to 22.8% from 23.4% in the comparable period last year, reflecting continued competitive pressure from buses. However, our share of the important cross-harbour trips increased from 56.8% to 57.4%, as the convenience of interchange at North Point Station continued to attract more passengers.

The number of Airport Express Line passengers declined by 11.6% as compared to the first half of last year. This was due to the removal of the remaining 10% fare discount on 1 July 2001, which resulted in average fares increasing to HK$66.9 in the first half when compared with HK$59.9 for the same period last year, and a 1.6% overall reduction in airport traffic which was severely affected by the tragic events of 11 September 2001 in the United States.

Patronage was supported by successful marketing initiatives, including the second phase of the 'More Time for Life' campaign. A number of promotions were launched in late 2001 and continued into 2002, including the 'Ride 10 Get 1 Free' campaign, which was well-received, and the Airport Express Group Ticket scheme.

After carefully reviewing the economic conditions in Hong Kong, the Board of Directors decided not to implement the 2.3% fare increase originally scheduled for 1 April 2002. In early July the Company announced fares for the Tseung Kwan O Extension.

I am pleased to report that the Company continued to meet or exceed all statutory and pledged targets for operations with certain targets, such as customer service pledges for ticket, add-value machine, ticket issuing machine reliability, ticket gate reliability, and temperature and ventilation of trains and train cleanliness, having been again raised since January 2002.

Train service frequencies were increased for 3 of the 4 MTR Lines. In particular, we increased weekday morning peak hour train frequency by approximately 25% on the Tung Chung Line in response to rising demand.

The Company's long-term schemes to improve efficiency and comfort of the stations progressed well. Along the existing MTR Lines, the HK$2.1 billion platform screen door retrofit programme saw new screen doors brought into full operation at Tsim Sha Tsui and Jordan stations. Installation works at the remaining 28 existing underground stations are on schedule for completion by 2006. Station improvement works continued at 38 MTR Lines stations. Passenger information displays were installed at all stations, providing timely essential information and an additional advertising medium. Work on refurbishing entrances and station control rooms, and the installation of new passenger lifts and escalators progressed well at Sham Shui Po, Yau Ma Tei, Prince Edward, Jordan and Central stations.

To further increase competitiveness and to provide better customer services, the Company continued to improve integration of the MTR network with other modes of public transport and with areas surrounding stations. Major modification works at Mei Foo, Kowloon Tong, Tsim Sha Tsui and the new Nam Cheong stations, to improve connectivity with Kowloon Canton Railway Corporation (KCRC) Lines proceeded according to schedule. Construction work also started on new pedestrian links to integrate stations with surrounding developments at Wong Tai Sin, Mong Kok, Choi Hung and Kwun Tong. Other initiatives included trials of inter-modal fare discount schemes for passengers using feeder buses and provision of 'fare saver' machines offering discounted MTR fares to passengers originating some walking distance from stations.

With our continued emphasis on cost control, we made further improvements in energy conservation and productivity. A multi-skilled workforce, flexible technical support resources and more effective work prioritisation led to gains in work efficiency. As a result, our staff costs reduced by 4.7% and energy and utilities costs by 6.1% when compared to the same period last year.

Projects

The Tseung Kwan O Extension was the major focus of new railway construction activity and final work is being completed for the opening of this new rail-line on 18 August 2002, over four months ahead of our project obligation to Government.

We were disappointed not to have been awarded the Shatin to Central Link project despite our proposal, as stated by Government, being 11.5% lower in capital cost and also cheaper in operating costs, than the competing proposal from KCRC. The Government noted in their assessment of the competing proposals that the KCRC proposal did not require any funding support whilst our proposal required such support in the form of property development rights. Government also indicated that the lack of requirement for financial support in the KCRC proposal was due primarily to a transfer of passengers, and hence, revenue from the MTR system to KCRC when the line opens in 2008. We continue to hold the view that our proposal would have created greater value for Hong Kong. Despite not winning the Shatin to Central Link project, we continue to strive to increase shareholder value through enhancements in our existing businesses as well as other new projects and initiatives.

We were pleased to have been awarded both the Penny's Bay Rail Link (PBRL) and the Tung Chung Cable Car projects in July 2002. The project agreement for PBRL was signed with Government on 24 July 2002 and is the first rail project awarded to the Company after our listing in October 2000. The PBRL will connect the Tung Chung Line, via a new station at Yam O, with the new Hong Kong Disneyland and is expected to be completed by 1 July 2005 at a cost of approximately HK$2 billion. Project work started immediately following the signing of the agreement. In order for the Company to achieve an appropriate commercial return on this project, Government, through the Financial Secretary Incorporated as a shareholder, has agreed to provide financial support to the Company through the waiver of cash dividends totalling HK$798 million at net present value. Together with the financial support from Government, the expected internal rate of return from this project is 11.25%, which is within the range of returns for new rail projects, indicated at the time of listing, of the Company's weighted average cost of capital plus a premium of 1% to 3%.

The Tung Chung Cable Car on Lantau Island was awarded to the Company after a competitive tender by the Government, and will link Tung Chung with Ngong Ping and the nearby Big Buddha Statue and Po Lin Monastery. The project is budgetted to cost HK$750 million and expected to complete by late 2005. In addition to fare revenues from the cable car, the project is expected to increase patronage on the Tung Chung Line as well as provide property income from tourist facilities developments at both the Tung Chung and Ngong Ping terminals and a theme village in Ngong Ping.

We continued our discussions with Government on the Island Line Extensions comprising the North Island Link and West Island Line. In April 2002, we submitted a revised financial proposal for these two extensions to Government in response to the release of revised population forecasts for Hong Kong. The Company also submitted an unsolicited pre-feasibility proposal to Government in June on the South Island Line, a railway alternative to the transport needs of the South side of Hong Kong Island.

Property

Although the property market remained subdued, sentiment in the first half of the year turned marginally more positive, as interest rates fell and sales of residential units increased. Together with our property development partners, we took advantage of the market environment to market a number of our residential properties including developments at Kowloon and Olympic stations. These sales results further confirm the attractiveness of MTR development projects, which encompass excellent location, design and quality. The sales activities and continued construction progress resulted in property development profits of HK$1,314 million for the first six months of 2002, a 58.9% increase over the HK$827 million recognised in the same period last year. Much of the property development profits were recognised from deferred income primarily in relation to property developments at Tung Chung and Kowloon stations. Also along the Airport Railway, progress continues on the 88-storey Two International Finance Centre at Hong Kong Station, which is scheduled for completion in mid 2003. We have entered into initial discussions with several potential large office tenants to lease space in the 18 storeys of this building that will be handed over to us.

In Tseung Kwan O, the Company awarded a property development package at Area 55b in Tseung Kwan O Station to a consortium led by New World Development Company Limited in January 2002, and in June 2002, awarded another package in Hang Hau Station to a joint venture formed between Sino Land Company Limited and Kerry Properties Limited.

The signing of the Agreement for Lease for Tseung Kwan O Town Lot no. 70 in May 2002 marked the Company's first step towards developing Hong Kong's first-ever 'green city' at Area 86. The extensive 14-phase development will contain, on completion in 2012, some 21,500 flats set in a garden environment.

Revenues from property rental and management increased by 12.9% from HK$435 million to HK$491 million in the first half of 2002. Despite rising levels of unemployment and the poor economic environment, the Company maintained 100% occupancy rate in our four major shopping centres. Our property management business continued to expand and diversify. The Central Park development at Olympic Station was handed over to individual owners in March 2002, bringing the number of residential units now managed by the Company to 40,925.

The Company also succeeded in penetrating the property management market in Mainland China, where we see significant growth opportunities. We signed our first such contract for managing one residential tower, three clubhouses and a shopping arcade at the prestigious East Pacific Gardens in Shenzhen earlier this year.

Other Businesses

Station commercial and other revenues declined by 0.6% when compared to the same period last year. Although advertising revenues were negatively impacted by the economic environment, we continued to expand advertising media and in April 2002, we launched a free newspaper, *Metro*. Trials on tunnel advertising have commenced, which when implemented, will offer our passengers a new experience as well as provide the Company with more advertising revenues. Revenues from our station retail rental were unchanged from the same period last year. New layouts and refurbishments were undertaken at Central and Kowloon Bay stations, with some new shops opening for business at Central Station during the first half. We also enhanced the mix of tenants, making the stations livelier, with product offerings ranging from lifestyle accessories to take-away food and health goods. By the end of June 2002, all concessions at Tseung Kwan O Extension stations had been let.

We explored further ways of realising revenues from telecommunications and are now in the advanced stages of evaluating the use of our existing fibre-optic infrastructure to develop a fixed-line telecommunications business and have made application to Office of the Telecommunications Authority for a licence to operate a fixed telecommunications network.

Consultancy again saw significant revenue increases when compared to the same period last year, as we continued to capitalise on growing world-wide demand for our design, operations, maintenance, project management and training services. In addition to winning contracts in major Mainland Chinese cities such as Shanghai, we were also awarded contracts in Singapore, Taiwan, Australia, Thailand and United Kingdom in the first half of this year. In Hong Kong, the Airport Authority also awarded the Company a three-year contract to maintain the Automated People Mover.

Octopus Cards Limited continued to expand within and beyond the transport industry, helped by the expanding coverage in the retail sector and the increasing ease with which value can be added to cards. By the end of June 2002, Octopus Cards can be used in 42 non-transport merchants, in addition to usage on all franchised public transport in Hong Kong. With over 8.6 million cards in circulation, daily transactions increased to 7.2 million equating to a daily transaction value of HK$49.2 million on average. For the six months ended 30 June 2002, the Company's share of Octopus Cards Limited's earnings rose by 17.6% to HK$20 million.

Financial Review of Operations

Total revenue for the first half year was HK$3,716 million, an increase of 0.3% from the same period last year. Total fare revenue amounted to HK$2,752 million, a decrease of 1.5% compared with the same period last year, mainly as a result of patronage promotion campaigns on the MTR Lines. Such campaign resulted in average fares on the MTR Lines reducing to HK$6.67 in the first half of 2002 compared to HK$6.81 for the similar period last year.

Non-fare revenues were HK$964 million, an increase of 5.8% when compared to the same period last year, reflecting increases in property rental, property management as well as external consultancy income which more than off-set the slight decline in station commercial income.

The Company continued to improve staff productivity and contain operating costs. Excluding a write-off of HK$42 million in respect of the costs incurred for preparation of the Shatin to Central Link bid, operating costs before depreciation decreased by 3.9% to HK$1,620 million when compared with the same period last year. Enhanced staff productivity through re-deployment and out-sourcing resulted in staff and related expenses being 4.7% less than the same period last year while considerable savings were also achieved in our energy and utilities costs as well as our railway support services. Therefore excluding the Shatin to Central Link bid expenses, operating profit from railway and related operations before depreciation were HK$2,096 million, an increase of 3.7% compared to the same period last year with a corresponding operating profit margin of 56.4%, an improvement of 1.9 percentage points when compared with the same period last year. With the Shatin to Central Link bid expenses write-off, operating profits from railway and related operations before depreciation were HK$2,054 million and the operating margin was 55.3%.

Property development profits of HK$1,314 million were recognised in the first half of 2002 mainly from deferred income as construction and sales progressed on property developments along the Airport Railway. As a result, operating profit before depreciation was HK$3,368 million for the first six months of 2002, an increase of 18.3% compared with the same period last year.

Depreciation charges increased by 7.4% to HK$1,143 million due to the opening of the North Point Interchange and the completion of the Train Modernisation Programme in the second half of 2001. Interest expenses decreased by 15.7% to HK$380 million due to lower prevailing interest rates compared with same period in 2001. However, the opening of the Tseung Kwan O extension will result in a significant increase in both depreciation and interest expenses starting from 18 August 2002 as the capitalisation of these costs ends. The Company's share of Octopus Cards Limited's earnings increased to HK$20 million from HK$17 million. Group profit attributable to shareholders for the period was HK$1,865 million, an increase of 38.1% compared to the same period last year with earnings per share of HK$0.37.

The Directors have declared an interim dividend of HK$0.14 per share. As with the previous dividend payments, a scrip dividend option will be offered to all shareholders with a Hong Kong address to receive their dividends in scrip instead of cash.

During the period, the Group maintained a strong balance sheet. Shareholders' funds increased to HK$55,028 million with the re-investment of scrip dividends by Government and other shareholders, the exercise of stock options, as well as retained profits for the first half of 2002. Major capital outlays related to the expenditure on the Tseung Kwan O Extension, station modification works and other capital improvement projects. The Company's gross borrowings increased from HK$31,385 million at year end 2001 to HK$33,883 million at the end of June 2002 resulting in the gross debt to equity ratio increasing from 58.2% to 61.6%. However, including the cash balances on our balance sheet, the Company's net debt to equity ratio as at 30 June 2002 was 58.5%.

Financing

The Company continued the prudent management of our debt portfolio in accordance with our preferred financing model. Interest rate and currency swaps and hedges were implemented to maintain a conservative debt profile and reduce borrowing costs. Average interest rate paid by the Company for the first half of 2002 reduced to 5.4% from 7.1% during the same period last year.

The Group's major expenditures for the six months ended 30 June 2002 amounted to HK$4.1 billion, which included capital payments for the Tseung Kwan O Extension and other capital projects, as well as interest and dividend paid. These payments were financed partly by the net cash inflow from operating activities, and partly through an increase in net borrowings.

In the second quarter of 2002, the Company took advantage of favourable market conditions to issue the first ever retail bond offered by a Hong Kong listed company. The Company raised HK$3.5 billion via a highly successful, 3-tranche issue with maturities of 2, 3 and 4 years. The offering attracted total subscriptions of over HK$5.6 billion from 18,162 investors, making it also the largest such issue on record. The bonds were underwritten by three banks and sold by nine placing banks through an extensive branch network, supported by a successful marketing campaign. The transaction provided very cost-effective funding for the Company and diversified our funding sources. It also set an important benchmark and helped develop the Hong Kong retail bond market.

The HK$3.5 billion raised in the first half completed a substantial portion of our financing programme for 2002. We expect our funding requirement in the coming year will be met by a combination of internal resources and new borrowings from various markets. As at 30 June 2002 we had HK$6 billion in undrawn committed banking facilities with varying final maturities. These facilities, together with part of the proceeds from the bond issue, are sufficient to extend our financing horizon into the second half of 2003.

During the period, we continued to manage our debt portfolio under a well-established Preferred Financing Model to achieve a balanced debt profile with adequate risk diversification and forward coverage. As at 30 June 2002, our outstanding borrowings had a well-balanced spread of maturities, with 27% due within 2 years, 37% repayable between 2 and 5 years, and 36% maturing beyond 5 years. 61% of our borrowings were based on fixed interest rates, and 83% of our borrowings were either denominated in or hedged into Hong Kong dollars, with the remaining 17% held in US dollars. As in prior years, derivative instruments have been used solely for hedging purposes to manage our currency and interest rate exposures.

Apart from the issuance of scrip dividend shares, the Company has not issued any new equity for financing purposes during this reporting period.

People and Environment

The Company is recognised as having a strong sense of corporate social responsibility through a caring attitude towards people and the environment. We are currently undertaking a major project to help the visually impaired passengers make easier use of the MTR network. Two charity rides have been arranged in this reporting period, where over HK$3 million were raised for the Community Chest. In April, the Company issued Hong Kong's first Corporate Sustainability Report, to increase our transparency in our social and environmental practice. Earlier this year the Company's environmental achievement was recognised by the award of the Green Office Grand Award in the '2001 Hong Kong Eco-Business Awards'.

Human Resources

MTR remains a leading employer in Hong Kong, with 7,070 employees as at 30 June 2002. We continue to motivate our staff and reward their contribution through a flexible, performance-driven and competitive remuneration system. To foster an ethical culture at the workplace, we established a Code of Conduct for our staff and supported its launch and implementation with a successful promotional campaign.

The Company's achievements in executive development in 2001 were recognised by the 'Excellence in Practice Award' from the American Society for Training and Development. The Company's success in nurturing a multi-skilled workforce will enable us to meet the staffing requirements of the new Tseung Kwan O Extension through redeployment and without the need to hire any additional staff. A total of 12,000 trainee days were recorded in the first half of 2002 in support of the operations strategies and the new line opening.

Stable Outlook

The outlook for the Hong Kong economy remains uncertain. Unemployment is at historic highs, while deflation persists. Although interest rates remain at 40-year lows, business sentiment is weak. In this poor economic environment we continually look for ways to enhance revenues whilst at the same time increase efficiency and control cost.

We look forward to the opening of the Tseung Kwan O Extension, and the additional patronage which would result from this, as well as to start work on the PBRL and the Tung Chung Cable Car. We continue to discuss with Government the Island Line Extensions as well as South Island Line.

In our property business, we look forward to further completion and sale of properties along the Airport Railway as well as continued construction progress in Two International Finance Centre and the large shopping centre in Kowloon Station, now renamed Union Square. In Tseung Kwan O, pending market conditions, we will tender out additional property development packages.

We note the announcement of the Government's feasibility study on the possible merger between the Company and KCRC, and we await further information from Government on this important matter.

Finally, I would like to thank my directors and staff for all their dedication, commitment, support and hard work in these difficult times. The challenges ahead also offer many opportunities, the Company will capitalise on these opportunities for the benefit of our stakeholders.

By order of the Board
MTR Corporation Limited
JACK SO CHAK KWONG
Chairman

Hong Kong
1 August 2002

The financial information set out above does not constitute the Group's statutory financial statements for the 6 months ended 30 June 2002 and 2001, but is derived from those financial statements.

Certain statements contained in this Press Release may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statement. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2001 filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 28 August 2002 to 3 September 2002 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4 p.m. on 27 August 2002. It is expected that the interim dividend will be paid on or about 29 October 2002.

地鐵公司
MTR Corporation

Please also refer to the published version of this announcement in the South China Morning Post dated 2 August 2002.